World Funds Trust - 485BPOS

Exhibit 99(p)(7)

Code of Ethics with Insider Trading Policy

MSC Capital, Ltd. (the “Firm”)

Adopted April 1, 2022

1.1	Overview

This Code of Ethics (the “Code”) has been adopted by the Firm, as the investment advisor to, the Fund(s), in compliance with Rule 17j-1 under the Investment Company Act of 1940 (the “1940 Act”) and the Investment Advisers Act of 1940 (the “Advisers Act).

The 1940 Act prohibits the Firm and its employees, in connection with the purchase and sale, directly or indirectly, of a security held or to be acquired by the Fund(s) to a) employ any device, scheme or artifice to defraud the Fund(s); b) make any untrue statement of a material fact to the Fund(s) or omit to state a material fact necessary in order to make the statements made to the Fund(s), in light of the circumstances under which they are made, not misleading; c) engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Fund(s); or d) engage in any manipulative practice with respect to the Fund(s).

The Code is based on the principle that every officer, interested director, partner, employee, or any Supervised Person of the Firm, including all Access Persons, is to always place the interests of all Clients of the Firm before his or her own personal interests. Each officer, interested director, partner, employee, or any Supervised Person of the Firm, including certain outsourced third-party service providers covered by this Code, are to avoid any actual or potential conflicts of interest with the Firm and the Firm’s Clients and must comply with the applicable provisions of the Code in all personal securities transactions.

Questions concerning this Code should be directed to the Chief Compliance Officer of the Firm.

1.2	Definitions

1)	“Access Person” means:

Any Supervised Person of the Firm who, in his/her regular functions or duties is regularly in a position to obtain nonpublic information regarding the purchase or sale of securities for a client and/or access to non-public information regarding the portfolio holdings of any Firm client.

All full-time employees of the Firm are Access Persons. Any other part-time, temporary, interns, contract persons, or other third-party vendors who perform administrative or non-investment functions for the Firm and who do not have access to advance non-public information regarding the holdings of any Firm client or investment recommendations are not considered to be Access Persons.

By definition, all Access Persons are Supervised Persons, but not all Supervised Persons are Access Persons.

2)	“Advisory Person” means:

a)	Any Firm employee who, in connection with his/her regular functions or duties, is involved in making securities recommendations to a Client, or who has access to such recommendations that are non-public;

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b)	Any Firm employee acting as a portfolio manager of any Firm Client;

c)	Any Firm employee who, in connection with their regular functions or duties, makes, participates in, or executes the purchase or sale of a security for a Client; and

d)	Any Supervised Person of the Firm whose functions relate to making any recommendations with respect to the purchase or sale of a security for a Client.

A person does not become an “Advisory Person” simply by (i) normally assisting in the preparation of public reports, or receiving public reports, but not receiving information about current recommendations or trading; or (ii) infrequently or inadvertently obtaining knowledge of current recommendations or trading activity. All Advisory Persons are Access Persons. However, not all Access Persons are Advisory Persons.

3)	“Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan as well as a 401k plan in which automatic payroll deductions are being made on a regular schedule.

4)	“Beneficial Ownership” will be interpreted in the same manner as it would be in determining whether a person has beneficial ownership of a security as outlined in Section 16a-1(a)(2) of the 1934 Act. The determination of direct or indirect beneficial ownership shall apply to all securities which a Supervised Person has or acquires. For purposes of this policy, “Beneficial Ownership” includes securities held by:

■	Your spouse, minor children or relatives who share the same house with you;

■	An estate for your benefit;

■	A trust, of which (a) you are a trustee or you or members of your immediate family have a vested interest in the income or corpus of the trust, or (b) you own a vested beneficial interest, or (c) you are the grantor and you have the power to revoke the trust without the consent of all beneficiaries;

■	A partnership in which you are a partner;

■	A corporation (other than with respect to treasury shares of the corporation) of which you are an officer, director, or 10% shareholder;

■	Any other person if, by reason of contract, understanding, relationship, agreement, or other arrangement, you obtain benefits substantially equivalent to those of ownership; and

■	Your spouse or minor children or any other person, if, even though you do not obtain from them benefits of ownership, you can vest or re-vest title in yourself at once or at some future time.

A beneficial owner of a security also includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power and/or investment power with respect to such security. Voting power includes the power to vote, or to direct the voting of such security, and investment power includes the power to dispose, or direct the disposition of such security. A person is the beneficial owner of a security if he or she has the right to acquire beneficial ownership of such security at any time within sixty days.

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5)	“Brokerage Account” means any account with a broker, dealer, or bank that may hold securities.

6)	“CCO” means the Firm’s Chief Compliance Officer. The CCO is a Supervised Person of the Firm.

7)	“Compliance” refers to any member of the Compliance team who has been delegated responsibility by the CCO or Executive Officer of the Firm to perform general or specific compliance functions. Compliance includes the CCO and may also include an outsourced service provider who has entered into a contractual agreement with the Firm to provide compliance related services, including the services of CCO.

8)	“Control” has the same meaning as set forth in Section 2(a)(9) of the 1940 Act. In summary, control means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

9)	“Client” means any person or entity for which the Firm acts as an investment adviser.

10)	“ETFs” are Exchange Traded Funds and include shares issued by open-end and closed-end investment companies and those issued by Unit Investment Trusts.

11)	“Excluded Securities” include the following securities:

■	Direct obligations of the United States government;

■	Bankers’ acceptances, bank certificates of deposit, commercial paper and other high quality short-term debt instruments, including repurchase agreements;

■	Shares issued by any money market fund; and

■	Shares issued by open-end or closed-end Funds other than a “Reportable Fund” or “Prohibited Security”.

12)	“Fund” means an investment company registered under the 1940 Act. For the purposes of this Code, a “Fund” includes exchange traded funds (“ETFs”).

13)	“Immediate Family Members” includes the following:

child	grandparent	son-in-law

step-child	spouse	daughter-in-law

grandchild	sibling	brother-in-law

parent	mother-in-law	sister-in-law

step-parent	father-in-law

Immediate Family includes adoptive relationships and any other relationship (whether recognized by law or not) which could lead to possible conflicts of interest, diversions of corporate opportunity, or appearances of impropriety, which this Code is intended to prevent.

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14)	“Limited Offering”, also known as a “Private Placement Offering” means an offering that is exempt from registration under the Securities Act of 1933.

15)	“Material Non-Public Information” refers to certain information about a company that has not been disseminated to the public which could affect its market value and investment decisions.

Material non-public information could be manipulated to gain an unfair advantage in the marketplace. This is known as insider trading or insider dealing.

16)	“Purchase or Sale of a Security” includes, among other things, the writing of an option to purchase or sell a security. A security is “being considered for purchase or sale” when a recommendation to purchase or sell a security has been made and communicated, and with respect to the person making the recommendation, when such person seriously considers making such a recommendation. Serious consideration includes the act of writing a trade ticket and entering an order with a broker.

17)	“Reportable Fund” means:

a)	Any Fund(s) for which the Firm serves as an investment adviser as defined in section 2(a)(20) of the Investment Company Act of 1940;

b)	Any Fund(s) whose investment adviser or principal underwriter controls the Firm, is controlled by the Firm, or is under common control with the Firm. For purposes of this section, “control” has the same meaning as it does in section 2(a)(9) of the Investment Company Act of 1940; or

c)	Any Private Fund for which the Firm serves as an investment adviser.

18)	“Reportable Security” has the same meaning as set forth in Section 202(a)(18) of the Investment Advisers Act of 1940 and includes:

any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

ETFs are considered a Reportable Security.

19)	“Supervised Person” has the same meaning as set forth in Section 202(a)(25) of the Investment Advisers Act of 1940. In summary, a supervised person is any officer, director, partner, and employee of an Adviser, and any other person who provides advice on behalf of an Adviser and is subject to the Adviser’s supervision and control.

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1.3	Standards of Conduct

The Firm believes all its Supervised Persons, as fiduciaries, have a duty of utmost good faith to act solely in the best interests of the Firm’s Clients. The Firm’s fiduciary duty compels all its Supervised Persons to act with the utmost integrity in all dealings. This fiduciary duty is the core principle underlying this Code and represents the Firm’s core expectations related to any activities of its Supervised Persons.

Personal Conduct

1)	Giving or Receiving of Gifts or Entertainment

No employee, director or officer may give or receive any single gift or entertainment with a value of more than $500 to/from any person that does business with or on behalf of the Firm without specific approval in advance by Compliance.

If any single instance of providing or receiving a gift or entertainment in excess of the $500 threshold occurs, a written report must be provided to Compliance for approval in advance detailing the provider/recipient of the gift or entertainment and the nature and value of the gift or entertainment. The report must be signed by the Firm provider/recipient and the CCO or designee, and the report will include an attestation that indicates that the provider/recipient is in no way obligated nor have they committed the Firm to any activity which would cause the individual or Firm to be out of compliance with the Code.

2)	Charitable Contributions

All charitable contributions in excess of $500 made by the Firm to any charitable organization, including those requested by a client of the Firm, must be approved in advance by Compliance. No charitable contribution can be made payable directly to a client of the Firm, including any non-individual entities without the written permission of Compliance.

If the value of the contribution is under $500, submission alone is sufficient, pre-approval is not required, and the documentation may be submitted after such activity has occurred.

3)	Service as Director for an Outside Company

Advisory Persons may not serve on the Board of Directors of a publicly traded company without the prior written approval of the Firm’s CCO. Such approval shall be based upon a finding by the CCO that such service shall not be likely to result in a conflict of interest with the Firm and the person.

4)	Outside Business Activities

Access Persons employed by the Firm may not engage in any outside business activities that may give rise to conflicts of interest or jeopardize the integrity or reputation of the Firm. Similarly, no such outside business activities may be inconsistent with the interest of the Firm and its Clients. Access Persons who are officers and employees of the Firm may not serve as directors of any public or private company, except with the prior approval of Compliance. All outside business activities, including but not limited to directorships, must be reported to Compliance prior to the inception of such activity or affiliation.

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5)	Protection of Material Non-Public Information

All employees must review and comply with the Firm’s Insider Trading Policies and Procedures in the attached Appendix.

1.4	Personal Securities Trading Policy

A.	General Pre-Clearance of Personal Securities Transactions

The Firm conducts transactions in Reportable Securities, including but not limited to, stocks, options, mutual funds, and ETFs. As our asset levels are such that even if the entire portfolio value of our Reportable Fund(s) were traded at one time, we would have very minimal impact on the market prices of the securities in the fund, we believe it makes the most sense not to restrict trading or require pre-clearance in any Reportable Securities other than our Reportable Fund(s). As such, no Supervised Person, including Access Persons, are required to obtain pre-clearance of personal securities transactions, except as noted elsewhere within this section 1.4.

Notification of a prospective transaction in a Reportable Fund or other restricted security identified herein and any subsequent approval of a prospective transaction by Compliance can be given or received in electronic format. However, no transaction can be initiated until such written or electronic approval is received in advance of such transaction by the individual contemplating the transaction. Compliance will review, and upon determination, submit any notification of approval of any transaction needing to be approved to the individual requesting such approval.

Once written approval is received for any personal securities transaction, the individual receiving such approval shall have two trading days following the day of approval to execute the transaction, after which time a new written approval must be obtained if the initial trade was not executed. It is the responsibility of the individual receiving trade approval to execute the trade within the time frame allowed. Any failure to execute the trade within the allowed period may result in a reversal of the trade and disgorgement of any profits at the sole discretion of Compliance given the facts of such trade activity. Again, these steps hold for any Reportable Fund and any other restricted security as outlined in this Code.

B.	Reportable Fund(s)

As indicated in 1.4(A) above, Access Persons, may not purchase or sell, directly or indirectly, any Reportable Fund(s), without receiving approval from Compliance.

Notification of a prospective transaction and any subsequent approval of a prospective transaction in a Reportable Fund(s) by Compliance can be given or received in electronic format. However, no transaction can be initiated until such written or electronic approval is received in advance of such transaction by the individual contemplating the transaction. The CCO will submit any notification of a prospective transaction he/she wishes to enter to the executive officer of the Firm for approval.

Once written approval is received, the individual receiving such approval shall have two trading days following the day of approval to execute the transaction, after which time a new written approval must be obtained if the initial trade was not executed. It is the responsibility of the individual receiving trade approval to execute the trade within the time frame allowed. Any failure to execute the trade within the allowed period may result in a reversal of the trade and disgorgement of any profits at the sole discretion of the Compliance given the facts of such trade activity.

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C.	Initial Public Offerings and Limited Offerings

All Access Persons must obtain prior written approval from Compliance before directly or indirectly acquiring Beneficial Ownership in any security in an Initial Public Offering or in a Limited Offering, including private placement offerings. Such approval shall be based upon a finding by Compliance in advance of such purchase that the transaction shall not be likely to result in a conflict of interest for the Firm and the Access Person.

D.	Interested Party Transactions

Advisory Persons may not recommend any securities be included in any portfolio the Firm may manage without having previous to such recommendation disclosed to senior management, the investment committee of the Firm, if applicable, and the CCO, his/her interest if any, in such securities or the issuer thereof, including without limitation:

1)	any direct or indirect beneficial ownership of any securities of such issuer;

2)	any contemplated transaction by such person in such securities;

3)	any position with such issuer or its affiliates; and

4)	any present or proposed business relationship between such issuer or its affiliates and the Advisory Person, or any party relating specifically to the recommended transaction in which the Advisory Person has an interest.

E.	Exempted Transactions

The prohibitions, pre-clearance and other requirements of this policy, do not apply to the following transactions:

1)	Purchases or sales of Excluded Securities as defined in this policy;

2)	Purchases or sales of securities effected in any account over which the Access Person has no direct or indirect influence or control, i.e.) a blind trust;

3)	Purchases or sales of securities that are non-volitional on the part of the Access Person, such as dividend re-investments;

4)	Purchases of securities that are part of an automatic investment plan; and

5)	Purchases of securities effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, or sales of such rights.

1.5	Reporting Requirements

A.	Reporting Requirements by Access Persons

6)	Initial & Annual Holdings Reports

Anyone designated as an Access Person shall be required to provide an initial report of all personal holdings in a Reportable Security or Reportable Fund (other than holdings of Excluded Securities) to Compliance no later than 10 calendar days after employment or after being designated as an Access Person, and the information must be current as of a date no more than 45 days prior to the date the person becomes an Access Person. Such report can be in the form of a current holdings report or brokerage statement provided to the Firm.

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All Access Persons are further required to provide a certification through BasisCode on an annual basis no later than 45 calendar days after each calendar year end attesting that they have caused to be submitted duplicate statements for all active brokerage accounts. The information provided and certification will cover all personal holdings in a Reportable Fund as well as any transactions in Reportable Securities. Copies of brokerage statements delivered via hard copy, uploaded electronically, or submitted through BasisCode, and which contain the same information noted below will be viewed as an acceptable form of reporting, provided they are received within thirty days of the end of any reporting period, or in accordance with the brokerage firm’s delivery schedule.

In addition, each Access Person when submitting a report, shall certify that the information contained in each such report is accurate, complete and that the Access Person has reported all required information. The report described in this Section must contain substantially the following information:

a)	Security Name

b)	Ticker Symbol or CUSIP number

c)	Number of Shares or Par

d)	Principal Amount

e)	Broker, Dealer or Bank Name

f)	Date of the Report

Additionally, Access Persons, on an on-going basis shall also list all open or closed brokerage accounts in which the Access Person or immediate family member holds, can hold, or which held a personal Reportable Security or Reportable Fund.

7)	Quarterly Transaction Reports

No later than 30 calendar days following the end of each calendar quarter, all Access Persons, shall submit through BasisCode a certification listing all personal transactions in any Reportable Security or Reportable Fund (other than holdings of Excluded Securities) pursuant to which the Access Person obtained a direct or indirect beneficial ownership interest. The information required as outlined in Section 1.5(A)(1)(a-f) above, can be delivered via hard copy, uploaded electronically, or submitted through BasisCode.

In lieu of a written report, Compliance will accept duplicate statements electronically via email, or via paper copies mailed directly from the brokerage firm to Compliance.

Copies of brokerage statements which contain the same information noted below will be viewed as an acceptable form of reporting so long as Compliance is in receipt of such brokerage statements within 30 calendar days following the end of the calendar quarter.

The written or electronic report to be filled out by each individual Access Person and provided to Compliance will contain an attestation from the Access Person certifying the accuracy and completeness of the report.

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If an Access Person effected no transactions during the applicable quarter, he/she shall still file a signed and dated report, in writing or electronically. indicating as such.

As part of the Quarterly Report the Access Person will also report any new brokerage accounts established within the applicable quarter in which he/she has a direct or indirect beneficial interest. A brokerage account is any account with a broker, dealer, or bank that may hold securities.

The information to be provided with respect to the newly established brokerage account should include a) the name of the broker, dealer, or bank with whom the Access Person established the account; b) the date the account was established; c) the date that the report is submitted by the Access Person; and d) the exact titling of the account. This information will be provided in the quarterly certification, whether in writing or through BasisCode.

Information to be included on the quarterly transaction report, which can be completed through the submission of paper statements, electronic delivery of statements, or through BasisCode, is as follows:

a)	Trade Date

b)	Security Name & Type

c)	Ticker Symbol, CUSIP number, interest rate and maturity date (as applicable)

d)	Number of Shares or Par

e)	Type of Transaction (Purchase, Sale or Other)

f)	Price

g)	Principal Amount

h)	Broker Name

i)	Account Number

j)	Date of Report – If the report is completed manually the date included should be the date of submission. If submitted electronically or through BasisCode, the date of any report will be considered to be the date of submission.

The following transactions are not required to be reported:

a)	Transactions in Excluded Securities;

b)	Transactions effected through an automatic investment plan so long as the investment allocation was determined in advance of the actual trade; and

c)	Transactions that duplicate information contained in brokerage trade confirmations or account statements received by Compliance no later than 30 days following the applicable calendar quarter.

B.	Disclaimer of Ownership

A report may contain a statement that it shall not be construed as an admission by the person making the report that he has any direct or indirect beneficial ownership in the reported security.

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C.	Submission of Duplicate Periodic Statements

Each Access Person must arrange for duplicate copies of statements of all brokerage accounts for which they have direct or indirect beneficial interest, as well as duplicate statements for accounts of Immediate Family Members living in the household for which they have direct or indirect beneficial interest be delivered via hardcopy, uploaded electronically, or submitted through the BasisCode Direct Feed.

If the CCO maintains any brokerage accounts which can hold, or currently hold Reportable Funds or Reportable Securities, duplicate copies of those statements will be provided via BasisCode.

1.6	Record Keeping Requirements

The Firm’s CCO will keep the applicable records regarding this Code for the specified number of years as required in the Advisers Act and also in accordance with Rule 17j-1(f) of the Investment Company Act of 1940 and its associated requirements.

1.7	Certifications

The Code will be provided to all Supervised Persons upon engagement with the Firm. Each Supervised Person will provide written certification initially upon receiving the Code, and then again at any point in the future if the Code is updated and contains any material changes.

1.8	Reporting of Violations

The Firm takes the potential for conflicts of interest caused by personal investing very seriously. Accordingly, persons that become aware of a violation of the Code are required to promptly report such violation to Compliance, or in the event the violation involves Compliance, to the President or other officer of the Firm. Any person who seeks to retaliate against a person who reports a Code violation shall be subject to sanctions.

1.9	Sanctions

The Firm’s management may impose sanctions it deems appropriate upon any person who violates the Code. In addition, the Firm’s management may impose sanctions it deems appropriate upon any person who has engaged in a course of conduct that, although in technical compliance with the Code, is part of a plan or scheme to evade the provisions of the Code. Sanctions may include a letter of censure, suspension of employment, termination of employment, fines, and disgorgement of profits from prohibited or restricted transactions.

2.0	Review and Supervisory Reporting

A.	Review Procedures

1)	Compliance shall review reports, including any initial holdings reports, annual holdings reports, personal securities transaction reports, quarterly transaction reports, and brokerage statements, provided in any format, to attempt to detect possible violations of the Code.

2)	Senior management, or the CCO of the Firm, shall review this Code annually.

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B.	Reporting Procedures

1)	Compliance shall promptly report to the CCO, or to the Firm’s senior management if any issue involves the CCO: (a) any transaction that appears to be in violation of the prohibitions contained in this Code; (b) any apparent violations of the reporting requirements contained in this Code; and (c) any procedures or sanctions imposed in response to a violation of this Code, including but not limited to a letter of censure, suspension or termination of the employment of the violator as imposed by the President of the Firm, or the unwinding of the transaction and disgorgement of the profits.

2)	In addition, the CCO will include this information in the CCO’s Annual Report to be completed in accordance with Rule 206(4)-7.

3)	The CCO will also include the following information, as is deemed appropriate and applicable, in the CCO’s Annual Report to be completed in accordance with Rule 206(4)-7:

a)	a copy of the current Code;

b)	a summary of any changes in the Code’s policies or procedures during the past year;

c)	a description of any issues arising under the Code or its procedures since the last report, including but not limited to, information about material violations of the Code and sanctions imposed in response to material violations;

d)	an evaluation of the current Code and a report on any recommended changes to the Code based upon the CCO’s experience, evolving industry practices, or developments in applicable laws or regulations; and

e)	a certification that the Firm has adopted procedures reasonably necessary to prevent Supervised Persons, including all Access Persons, from violating the Code.

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APPENDIX

Insider Trading Policies and Procedures

The Insider Trading and Securities Fraud Enforcement Act of 1988 (“ITSFEA”) requires that all investment advisers and broker-dealers establish, maintain, and enforce written policies and procedures designed to detect and prevent the misuse of material non-public information by such investment adviser and/or broker-dealer, or any person associated with the investment adviser and/or broker-dealer.

Section 204A of the Advisers Act states that an investment adviser must adopt and disseminate written policies with respect to ITSFEA, and an investment adviser must also vigilantly review, update, and enforce them. Section 204A provides that every adviser subject to Section 204 of the Advisers Act shall be required to establish procedures to prevent insider trading.

The Firm has adopted the following policy, procedures, and supervisory procedures in addition to the Code of Ethics.

Section I – Policy

The purpose of this Section 1 is to familiarize the officers, directors, and employees of the Firm with issues concerning insider trading and to assist them in putting into context the policy and procedures on insider trading.

Policy Statement:

No person to whom this Statement on Insider Trading applies, including officers, directors, and employees, may trade, either personally or on behalf of others (such as private accounts managed by the Firm) while in possession of material, non-public information; nor may any officer, director, or employee of the Firm communicate material, non-public information to others in violation of the law. This conduct is frequently referred to as “insider trading.” This policy applies to every officer, director, and employee of the Firm and extends to activities within and outside their duties with the Firm. It covers not only personal transactions of Firm Personnel, but indirect trading by family, friends and others, or the non-public distribution of inside information from you to others. Every officer, director, and employee must read and retain this policy statement. Any questions regarding the policy and procedures should be referred to the Chief Compliance Officer.

The term “insider trading” is not defined in the Federal securities laws, but generally is used to refer to the use of material non-public information to trade in securities (whether or not one is an “insider”) or the communications of material nonpublic information to others who may then seek to benefit from such information.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

a)	Trading by an insider, while in possession of material non-public information; or

b)	Trading by a non-insider, while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or

c)	Communicating material non-public information to others.

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The elements of insider trading and the penalties for such unlawful conduct are discussed below.

1)	Who is an Insider? The concept of “insider” is broad. It includes officers, directors, and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, an investment adviser may become a temporary insider of a company it advises or for which it performs other services. According to the Supreme Court, the company must expect the outsider to keep the disclosed non-public information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider.

2)	What is Material Information? Trading on inside information can be the basis for liability when the information is material. In general, information is “material” when there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Information that officers, directors, and employees should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, a significant cybersecurity incident experienced by the company that has not yet been made public, and extraordinary management developments.

3)	What is Non-Public Information? Information is non-public until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, the Wall Street Journal, or other publications of general circulation would be considered public. (Depending on the nature of the information, and the type and timing of the filing or other public release, it may be appropriate to allow for adequate time for the information to be “effectively” disseminated.)

4)	Reason for Liability. (a) Fiduciary duty theory - in 1980, the Supreme Court found that there is no general duty to disclose before trading on material non-public information, but that such a duty arises only where there is a direct or indirect fiduciary relationship with the issuer or its agents. That is, there must be a relationship between the parties to the transaction such that one party has a right to expect that the other party will disclose any material non-public information or refrain from trading. (b) Misappropriation theory - another basis for insider trading liability is the, ‘misappropriation” theory, where liability is established when trading occurs on material non-public information that was stolen or misappropriated from any other person.

5)	Penalties for Insider Trading. Penalties for trading on or communicating material non-public information are severe, both for individuals and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

a)	civil injunctions

b)	treble damages

c)	disgorgement of profits

d)	jail sentences

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e)	fines for the person who committed the violation of up to three times the profit gained, or loss avoided, whether or not the person actually benefited, and

f)	fines for the employer or other controlling person of up to the greater of $1 million or three times the amount of the profit gained, or loss avoided.

In addition, any violation of this policy statement can be expected to result in serious sanctions by the Firm, including dismissal of the persons involved.

Section II - Procedures

The following procedures have been established to aid the officers, directors, and employees of the Firm in avoiding insider trading, and to aid in preventing, detecting, and imposing sanctions against insider trading. Every officer, director, and employee of the Firm must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability, and/or criminal penalties. If you have any questions about these procedures, you should consult the Chief Compliance Officer.

1)	Identifying Inside Information. Before trading for yourself or others, including private accounts managed by the Firm, in the securities of a company about which you may have potential inside information, ask yourself the following questions:

i)	Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

ii)	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in Reuters, The Wall Street Journal, or other publications of general circulation?

If, after consideration of the above, you believe that the information is material and non-public, or if you have questions as to whether the information is material and non-public, you should take the following steps:

i)	Report the matter immediately to the Chief Compliance Officer.

ii)	Do not purchase or sell the security on behalf of yourself or others, including investment companies or private accounts managed by a Provider.

iii)	Do not communicate the information to anybody, other than to the Chief Compliance Officer.

iv)	After the Chief Compliance Officer has reviewed the issue, you will be instructed to either continue the prohibitions against trading and communication, or you will be allowed to communicate the information and then trade.

2)	Restricting Access to Material Non-public Information. Any information in your possession that you identify as material and non-public may not be communicated other than in the course of performing your duties to anyone, including persons within your company, except as provided in paragraph I above. In addition, care should be taken so that such information is secure. For example, files containing material non-public information should be sealed; access to computer files containing material non-public information should be restricted.

3)	Resolving Issues Concerning Insider Trading. If, after consideration of the items set forth in paragraph 1, doubt remains as to whether information is material or non-public, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with the Chief Compliance Officer before trading or communicating the information to anyone.

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Section III – Supervision

The role of the Chief Compliance Officer is critical to the implementation and maintenance of this Statement on Insider Trading. These supervisory procedures can be divided into two classifications, (1) the prevention of insider trading, and (2) the detection of insider trading.

1)	Prevention of Insider Trading

To prevent insider trading the compliance official should:

a)	Answer promptly any questions regarding the Statement on Insider Trading;

b)	Resolve issues of whether information received by an officer, director, or employee is material and non-public;

c)	Ensure that all personnel are made aware of, review, and attest to any material changes to the Statement on Insider Trading; and

d)	If it has been determined that any Firm personnel has come into possession of any material non-public information,

i)	Implement measures to prevent dissemination of such information, and

ii)	If necessary, restrict Firm personnel from trading such securities, as may be applicable.

2)	Detection of Insider Trading

To detect insider trading, the Chief Compliance Officer should:

a)	Cause to be reviewed in any manner deemed appropriate, including through the use of BasisCode, trading activity of Firm personnel;

b)	Coordinate, if necessary, the review of such trading activity with other members of Compliance, appropriate officers, directors, or employees of the Firm.

3)	Special Reports to Management

Promptly, upon learning of a potential violation of the Statement on Insider Trading, the Chief Compliance Officer must prepare a written report to management of the Firm providing full details and recommendations for further action.

4)	Annual Reports

On an annual basis, the CCO will include the following information in the Chief Compliance Officer’s Annual Report to be completed in accordance with Rule 206(4)-7. The report to the management of the Firm will set forth the following:

a)	A summary of the existing procedures to detect and prevent insider trading;

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b)	Full details of any investigation, either internal or by a regulatory agency, of any suspected insider trading and the results of such investigation; and

c)	An evaluation of the current procedures and any recommendations for improvement.

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